Patriot Popcorn Company LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Account Credit	125.67
Sales	30,042.33
Total Income	30,168.00
Cost of Goods Sold	
Supplies-COGS	13,733.92
Total COGS	13,733.92
Gross Profit	16,434.08
Expense	24,025.20
Net Ordinary Income	-7,591.12
Other Income/Expense	
Other Expense	3,017.42
Net Other Income	-3,017.42
Net Income	**-10,608.54**

Patriot Popcorn Company LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Resource Bank	899.59
Total Checking/Savings	899.59
Accounts Receivable	
Accounts Receivable	1,003.30
Total Accounts Receivable	1,003.30
Other Current Assets	
Undeposited Funds	319.15
Total Other Current Assets	319.15
Total Current Assets	2,222.04
Fixed Assets	
Equipment	11,876.66
Total Fixed Assets	11,876.66
TOTAL ASSETS	14,098.70
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card	-295.00
Total Credit Cards	-295.00
Other Current Liabilities	
Member Loan-John	11,007.84
Member Loan-Mike	13,794.40
Total Other Current Liabilities	24,802.24
Total Current Liabilities	24,507.24
Total Liabilities	24,507.24
Equity	
Opening Balance Equity	200.00
Net Income	-10,608.54
Total Equity	-10,408.54
TOTAL LIABILITIES & EQUITY	14,098.70

Patriot Popcorn Company LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-10,608.54
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-1,003.30
Credit card	-295.00
Member Loan-John	11,007.84
Member Loan-Mike	13,794.40
Net cash provided by Operating Activities	12,895.40
INVESTING ACTIVITIES	
Equipment	-11,876.66
Net cash provided by Investing Activities	-11,876.66
FINANCING ACTIVITIES	
Opening Balance Equity	200.00
Net cash provided by Financing Activities	200.00
Net cash increase for period	1,218.74
Cash at end of period	**1,218.74**